SHP ETF Trust

July 1, 2021

VIA ELECTRONIC TRANSMISSION

Daniel S. Greenspan, Esq

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        SHP ETF Trust, File Nos. 333-253997, 811-23645

Dear Mr. Greenspan:

On behalf of the FIS Knights of Columbus Global Belief ETF (the "Fund"), a series of SHP ETF Trust (the "Trust" or "Registrant"), we hereby request pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant's registration statement on Form N-1A be accelerated to July 2, 2021, or, in the alternative, acceleration to the earliest possible time after the date requested. Absent acceleration, the Amendment would not become effective.

If you have any questions concerning this request, please contact Bibb L. Strench, Esq. at (202) 973-2727.

SHP ETF Trust		Foreside Fund Services, LLC

By:	/s/Garret Paolella________	By:	/s/Mark Fairbanks______
Name:	Garret Paolella	Name:	Mark Fairbanks
Title:	President	Title:	Vice President